
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

March 31, 2008

Via U.S. Mail and Fax (402) 392-7545

Mr. Christopher J. Canfield
President and Chief Financial Officer, Treasurer and Director
Rapid Link, Incorporated
5408 N. 99th Street
Omaha, NE 68134

      RE: Rapid Link, Incorporated
             Form 10-KSB for the year October 31, 2007
             Filed on January 23, 2008
             File no. 0-22636

Dear Mr. Canfield:

      We have reviewed your supplemental response letter dated March 27, 2008 as well as your filing and have the following comments. As noted in our comment letter dated March 16, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-KSB for the year ended October 31, 2007
Accounting comments:

      Please refer to response 1 to the accounting comment. We note that in connection with the September 14, 2006 amendment of the GC-Conote you issued the GC note2, which provides for conversion based on a conversion price equal to 80% of the average of the three lowest volume weighted average sales prices as reported by Bloomberg L.P. during the twenty trading days immediately preceding the related Notice of Conversion. In this regard, please note that the existence of a contract that can be settled in a potentially unlimited number of shares preclude you from concluding that you have sufficient authorized and unissued shares to settle any contracts within the scope of EITF 00-19. Therefore, it appears that you are required to classify all or some of your outstanding warrants disclosed as liabilities on page F-23. Please refer to paragraphs 11, 20 and 24 of EITF 00-19 for further guidance.

1

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR. You may contact Gopal Dharia, Staff Accountant, at (202) 551-3353 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director